SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b) (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO.    ) 1
                                              --



                                 GoAmerica, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   38020R 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  April 6, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|X|  Rule 13d-1(d)


--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------             ---------------------------------
    CUSIP No. 38020R 10 6          13G                Page 2 of 5 Pages
             ------------                                  -    -
-------------------------------             ---------------------------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Dobinsky Family Holdings, L.P.                13-4106377
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|_|
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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------------------
   NUMBER OF
     SHARES       5  SOLE VOTING POWER            3,558,534
                                                  ---------
                 ------------------------------------------------------------
  BENEFICIALLY
    OWNED BY      6  SHARED VOTING POWER          N/A
                                                  ---------
                 ------------------------------------------------------------
      EACH
   REPORTING      7  SOLE DISPOSITIVE POWER       3,558,534
                                                  ---------
                  -----------------------------------------------------------
  PERSON WITH     8
                     SHARED DISPOSITIVE POWER     N/A
                                                  ---------
-----------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  3,558,534
-----------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                |_|
-----------------------------------------------------------------------------

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 6.7%
-----------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*                                      PN
-----------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A). NAME OF ISSUER:

     The issuer of the securities to which this statement relates is GoAmerica, Inc., a Delaware corporation.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The issuer's principal executive offices are located at 433 Hackensack Avenue, Hackensack, New Jersey 07601.

ITEM 2(A). NAME OF PERSON FILING:

     The person filing is Dobrinsky Family Holdings, L.P.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The  principal  business  office is 419 Ogden Avenue,  Teaneck,  New Jersey
     07666.

ITEM 2(C). CITIZENSHIP:

     The citizenship is Delaware.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     The title of the class of securities is common stock, $0.01 par value.

ITEM 2(E). CUSIP NUMBER:

     The CUSIP number is 38020R 10 6.

ITEM 3. IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13D-1(B),  OR 13D-2(B) OR
     (C), CHECK WHETHER THE PERSON FILING IS A:

     Selection of a filing  category  pursuant to Rules  13d-1(b) or 13d-2(b) or
     (c) is not applicable.

ITEM 4. OWNERSHIP.

     (a) The number of shares beneficially owned by Dobrinsky Family Holdings, L.P. is 3,558,534 shares. Aaron Dobrinsky, Chief Executive Officer and Chairman of the Board of the issuer, is deemed to beneficially own the 3,558,534 shares held by Dobrinsky Family Holdings, L.P. Mr. Dobrinsky controls Dobrinsky Family Holdings, L.P. and has the power to direct the vote or disposition of the 3,558,534 shares.
     (b)  The percent of the class held by Dobrinsky  Family  Holdings,  L.P. is
          6.7%.
   (c)(i) Dobrinsky Family Holdings, L.P. has sole power to vote the 3,558,534 shares. Aaron Dobrinsky, Chief Executive Officer and Chairman of the Board of the issuer, is deemed to beneficially own the 3,558,534 shares held by Dobrinsky Family Holdings, L.P. Mr. Dobrinsky controls Dobrinsky Family Holdings, L.P. and has the power to direct the vote of the 3,558,534 shares.
     (ii) The shared power to vote or to direct the vote of shares is not applicable.
    (iii) Dobrinsky Family Holdings, L.P. has sole power to dispose of 3,558,534 shares. Aaron Dobrinsky, Chief Executive Officer and Chairman of the Board of the issuer, is deemed to beneficially own the 3,558, 534 shares held by Dobrinsky Family Holdings, L.P. Mr. Dobrinsky controls Dobrinsky Family Holdings, L.P. and has the power to direct the disposition of the 3,558,534 shares.
     (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     The ownership of five percent or less of a class is not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Aaron Dobrinsky, Chief Executive Officer and Chairman of the Board of the issuer, is deemed to beneficially own the 3,558,534 shares held by Dobrinsky Family Holdings, L.P. Mr. Dobrinsky controls Dobrinsky Family Holdings, L.P. and therefore has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     The identification and classification of members of the group is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     The notice of dissolution of a group is not applicable.

ITEM 10.CERTIFICATION.

     The  certification   regarding  Rule  13d-1(b)  or  Rule  13d-1(c)  is  not
     applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 2001                  /s/ Aaron Dobrinsky
                                     ------------------------------------
                                     Aaron Dobrinsky (President of Dobrinsky
                                     Management, Inc., the General Partner of
                                     Dobrinsky Family Holdings, L.P.)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

          ATTENTION. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001.).